UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EMBARK TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29079J103

(CUSIP Number)

c/o Embark Technology, Inc.

424 Townsend Street

San Francisco, CA 94107

(415) 671-9628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Alex Rodrigues
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 3 (this “Amendment No. 3”), the initial Schedule 13D filed on November 22, 2021 (the “Original 13D”), as amended by the amendments to the Original 13D filed on June 1, 2023 (the “Amendment No. 1”) and on June 6, 2023 (“Amendment No. 2”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D, as amended. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D and Amendment No. 1 is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 4.	PURPOSE OF TRANSACTION.

The Merger closed on August 2, 2023. In connection with closing of the Merger, all shares of Class B Common Stock held by the Reporting Person were acquired by Parent for $2.88 per share in cash.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) The Reporting Person does not beneficially own any securities of the Issuer.

(c) Other than as disclosed in Item 4 above, the Reporting Person has not effected any transactions with respect to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) August 2, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2023

/s/ Alex Rodrigues
Alex Rodrigues